FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release:	“Syngenta reinforces vegetable seeds with Zeraim Gedera acquisition”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG
Media Office
CH-4002 Basel
Switzerland
Telephone:	+41 61 323 23 23
Fax:	+41 61 323 24 24
www.syngenta.com

Media Release

Syngenta reinforces vegetable seeds with Zeraim Gedera acquisition

Basel, Switzerland, July 9, 2007

Syngenta announced today that it has agreed to acquire Zeraim Gedera Ltd., a high quality Israeli vegetable seeds company focusing on high-value crops, including tomato, pepper and melon. Syngenta will buy all outstanding shares in the company from Markstone Capital Partners, an Israeli private equity group, for a consideration of $95 million, subject to closing adjustments. Sales in 2006 were $33 million.

Israel is well known for high-quality germplasm and seed technologies. Zeraim Gedera has outstanding breeding capabilities as well as longstanding relationships with Israeli research institutes and universities. This acquisition will reinforce the growth and quality of Syngenta’s vegetable seeds business.

Mike Mack, Chief Operating Officer Syngenta Seeds said: “This acquisition further expands Syngenta’s position in high-value growth segments. Zeraim Gedera’s portfolio and its strong presence in Mediterranean markets ideally complement our vegetable seeds business.”

Zeraim Gedera was originally founded in 1952. It focuses on six high-end vegetable products for growers and consumers: tomatoes, sweet peppers, watermelons, melons, squash and cucumbers. The business will continue to trade under the Zeraim brand.

Syngenta Vegetable Seeds breeds, produces and markets superior quality proprietary vegetable seeds. The business operates globally under regional brands including S&G®, Rogers®, Dulcinea® and Dæhnfeldt®. Its portfolio includes tomato, pepper, sweet corn, watermelon, melon, brassica, lettuce, cucumber, leek, beans and peas.

The transaction is expected to close in 2007 pending regulatory approvals.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology.  The company is a leader in crop protection, and ranks third in the high-value commercial seeds market.  Sales in 2006 were approximately $8.1 billion.  Syngenta employs around 21,000 people in over 90 countries.  Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT).  Further information is available at www.syngenta.com.

Syngenta – July 9, 2007 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – July 9, 2007 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date: July 9, 2007	By:	/s/ Christoph Mäder

		Name:	Christoph Mäder
		Title:	Head Legal & Taxes